EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces Second Quarter 2013 Results

SAN FRANCISCO, CA - Aug. 20, 2013 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced financial results for the second quarter ended June 30, 2013.

“While we understood there would be challenges to improving Velti's financial position and driving long-term growth, the second quarter proved to be more difficult than expected,” said Alex Moukas, chief executive officer. “We continued however to take significant steps to focus the company on predictable business, customers and geographies. We also began a major restructuring effort to align our organization to our business strategy and current revenue level, removing approximately $40 million in annualized costs, in addition to our previously announced $40 million reduction of capital expenditures.

“Over the past few months we have made significant progress extricating ourselves from businesses at the root of many of our difficulties, focusing instead on core opportunities for growth in mobile marketing in key geographies like Western Europe, North America, India and China. For example, in the fourth quarter of 2012 we began to reduce our commercial activities in Greece and Cyprus, and as of the end of Q2 2013 we are generating no meaningful revenue from customers in this region. Notwithstanding this reduction of business, customers with business activities in Greece and Cyprus continued to account for a significant portion of the Company's outstanding receivables. Due to a deterioration in collections from these customers, and indications that future payments were also at risk, we made the decision to write-down more than $100 million in outstanding receivables.

“We remain focused on creating and executing highly effective campaigns for our customers. Our mobile marketing customers have responded with a retention rate of more than 95% and we continue to sign substantial contracts with new customers.

“We move into the second half of the year as a more disciplined, focused organization that remains a leader in mobile marketing. We are committed to doing all we can to deliver value to customers and shareholders and our actions position Velti to become profitable and cash flow positive in 2014.”

Engagement of Advisors

•	The company engaged an investment bank to sell its supply-side U.S. advertising business, also known as Mobclix, as well as look at other strategic opportunities for the company.

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The company engaged Deloitte Financial Advisory Services to assist in evaluating the near-term and longer-term collectability of receivables on the books of its Greek and Cypriot subsidiaries. As a result of this evaluation, Velti is taking a charge in Q2 of approximately $111 million to its trade receivables and accrued contract receivables relating to its enterprise business, which primarily sold customized mobile marketing platforms to customers with operations principally within Greece and Cyprus. As part of Deloitte's engagement, Scott Avila from Deloitte is serving as the company's chief restructuring officer to provide restructuring advice and assistance.

Q2 Business Highlights

•	Velti continues to experience demand for its services. During the second quarter it won and renewed programs with premier global brands such as Vodafone, Nokia, Coca-Cola, Toyota and China Unicom.

•	The company launched Velti Pay, a mobile payment and messaging solution.

•	Velti launched an enhanced version of its mGage Inspire platform that gives customers greater control over managing programs that support customer life-cycle management and long-term loyalty.

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Velti's new release of the mGage Communicate Pro platform is currently being rolled out simultaneously in the USA and the United Kingdom. The platform brings new functionality to allow brands to conduct interactive mobile marketing campaigns with a global reach.

Q2 2013 Financial Highlights

•	Revenue of $31.2 million, a decrease of 47 percent from Q2 2012.

•	Revenue less third-party costs in Q2 of $8.8 million.

•	Adjusted EBITDA on a consolidated basis of $(20.9) million, excluding the one-time write off of certain receivables of $110.7 million, compared with $6.2 million in Q2 2012.

•
Adjusted EBITDA, excluding Starcapital (our variable interest entity, or “VIE”, that holds previously divested assets which we are required to consolidate despite a lack of equity ownership) of $(17.5) million, excluding bad debt expense of $98.7 million, compared with $6.2 million in Q2 2012.

•	GAAP net loss attributable to Velti of $130.3 million and diluted EPS of $(1.56) during Q2 compared with a net loss of $17.7 million and EPS of $(0.28) for Q2 2012.

Mobile Advertising and Marketing Revenues and Third-Party Costs

•
Mobile advertising revenue of $8.9 million, and mobile advertising third-party costs of $5.4 million; resultant mobile advertising revenue less third-party costs of $3.6 million, or a margin of 40 percent.

•
Mobile marketing revenue of $22.3 million, and mobile marketing third-party costs of $17.0 million; resultant mobile marketing revenue less third-party costs of $5.3 million, or a margin of 23 percent.

Cash, Operating and Free Cash Flow

•	Cash position of $19.4 million as of June 30, 2013.

•	Q2 operating cash flow of $0.3 million, which excludes $7.6 million of acquisition-related payments associated with MIG.

•	Q2 free cash flow of ($3.3) million, which excludes $7.6 million of acquisition-related payments associated with MIG.

Please see the reconciliation of net income (loss) before non-controlling interest to adjusted EBITDA later in this release.

Conference Call
The company will host a conference call today at 1:30 PM PT to discuss these results. The conference call can be accessed at (877) 394-0087 or (678) 894-3938 (International), conference ID# 30370089. The call will also be broadcast simultaneously at http://investors.velti.com. Following completion of the call, a recorded replay of the webcast will be available for three months on the Events section of the investor website at http://investors.velti.com/events.cfm. To listen to the telephone replay, call toll-free (877) 415-4117 or (708) 290-1138 (International), conference ID# 30370089. The telephone replay will be available from 4:30 PM PT Aug. 20 through Aug. 27, 2013. Additional investor information can be accessed at http://velti.com.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.

We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring expenses including bad debt, severance, restructuring and impairment, acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.

We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.

Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.

Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.

We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

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these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

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investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the company's website at www.velti.com.

Forward-Looking Statements
This press release contains forward-looking statements about the company's business and financial outlook; including statements regarding the impact of our restructuring activities, our ability to retain existing and contract with new customers, and our expected growth in 2014. The matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any of these prove incorrect, the company's results could differ materially. These risks and uncertainties include - but are not limited to - our ability to collect on outstanding accounts receivable, manage our accounts payable, and improve our comprehensive DSOs; generate sufficient cash and reduce expenses to meet our tight cash flow requirements; continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology; expand our customer base; and obtain continued support from our lenders. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows companies to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.

The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2013	2013	2012	2013	2013	2012
	Excluding VIE (1)	Consolidated		Excluding VIE (1)	Consolidated
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss	$(130,291)	$(146,845)	$(17,721)	$(286,649)	$(303,882)	$(26,560)
Adjustments:
Gain (loss) from foreign currency transactions	405	(121)	2,449	2,542	2,513	1,074
Non-cash share based compensation	2,912	2,912	7,344	3,249	3,249	15,952
Non-recurring and acquisition-related expenses	(1,848)	(1,848)	3,833	(1,433)	(1,433)	1,532
Impairment of goodwill and intangible assets (2)	—	—	—	133,129	133,129	—
Restructuring expenses	8,778	8,778	—	8,778	8,778	—
Bad debt expense (3)	98,728	110,686	—	98,728	110,686	—
Loss from equity method investments	—	—	569	—	—	702
Depreciation and amortization - acquisition related	672	672	2,587	3,134	3,134	5,224
Adjusted net loss	$(20,644)	$(25,766)	$(939)	$(38,522)	$(43,826)	$(2,076)
Loss from equity method investments - other	—	—	216	—	—	454
Depreciation and amortization - other	2,449	3,278	5,435	8,607	9,436	10,067
Income tax (benefit) expense	1,061	1,063	862	(5,792)	(5,790)	1,140
Interest expense, net	(291)	522	416	(625)	960	1,159
Other	(25)	(25)	187	(19)	(19)	41
Adjusted EBITDA	$(17,450)	$(20,928)	$6,177	$(36,351)	$(39,239)	$10,785

Adjusted net loss per share - basic	$(0.25)	$(0.31)	$(0.01)	$(0.52)	$(0.59)	$(0.03)

Adjusted net loss per share - diluted	$(0.25)	$(0.31)	$(0.01)	$(0.52)	$(0.59)	$(0.03)

Basic shares	83,654	83,654	63,916	74,731	74,731	62,866

Diluted shares	83,654	83,654	63,916	74,731	74,731	62,866

(1) On December 17, 2012, we sold certain non-strategic and legacy assets and liabilities, focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital. Following completion of the sale of assets to Starcapital, we continue to consolidate Starcapital because it is considered a variable interest entity, or VIE, and we are considered the primary beneficiary.

(2) Impairment of goodwill and intangible assets in 2013 related to the write-down of all goodwill and certain other intangible assets, which was triggered by a decline in the company's market value.

(3) This write-down is attributable to our business which primarily sold customized mobile marketing platforms, to customers with business principally within Greece and Cyprus, and excludes other bad debt charges.

Share based expenses included in the condensed consolidated statements of operations for the three months and six months ended June 30, 2013 and 2012 were as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
	(in thousands)
Datacenter and direct project	$313	$778	$361	$1,750
General and administrative	1,013	3,113	977	6,773
Sales and marketing	1,039	2,117	1,213	4,509
Research and development	547	1,336	698	2,920
	$2,912	$7,344	$3,249	$15,952

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Revenue:
Software as a service (SaaS) revenue	$30,046	$48,946	$62,436	$95,714
License and software revenue	234	2,898	2,393	4,403
Managed services revenue	917	6,847	7,375	10,367
Total revenue	31,197	58,691	72,204	110,484
Cost and expenses:
Third-party costs	22,438	20,979	45,803	37,841
Datacenter and direct project costs	6,571	7,585	12,123	15,477
General and administrative expenses	121,795	16,140	135,860	31,272
Sales and marketing expenses	11,219	12,520	23,810	25,273
Research and development expenses	3,700	4,336	8,197	9,020
Restructuring expenses	8,778	—	8,778	—
Acquisition related and other charges	(1,848)	2,131	(1,848)	4,328
Impairment of goodwill and intangible assets	—	—	133,129	—
Depreciation and amortization	3,950	8,022	12,570	15,291
Total cost and expenses	176,603	71,713	378,422	138,502
Loss from operations	(145,406)	(13,022)	(306,218)	(28,018)
Interest expense, net	(522)	(416)	(960)	(1,159)
Gain (loss) from foreign currency transactions	121	(2,449)	(2,513)	(1,074)
Other income (expense)	25	(187)	19	5,987
Loss before income taxes, equity method investments and non-controlling interest	(145,782)	(16,074)	(309,672)	(24,264)
Income tax benefit (expense)	(1,063)	(862)	5,790	(1,140)
Net loss from equity method investments	—	(785)	—	(1,156)
Net loss	(146,845)	(17,721)	(303,882)	(26,560)
Net loss attributable to non-controlling interest	(16,554)	(22)	(17,233)	(43)
Net loss attributable to Velti	$(130,291)	$(17,699)	$(286,649)	$(26,517)

Net loss per share attributable to Velti:
Basic	$(1.56)	$(0.28)	$(3.84)	$(0.42)
Diluted	$(1.56)	$(0.28)	$(3.84)	$(0.42)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	83,654	63,916	74,731	62,866
Diluted	83,654	63,916	74,731	62,866

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	June 30,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents (includes $0.7 million and $1.1 million from VIE as of June 30, 2013 and December 31, 2012)	$19,394	$36,571
Trade receivables, net of allowance for doubtful accounts of $44.6 million and $7.0 million as of June 30, 2013 and December 31, 2012 (includes $11.0 million and $12.4 million from VIE as of June 30, 2013 and December 31, 2012)	108,560	150,074
Accrued contract receivables, net of allowance for doubtful accounts of $77.8 million and $1.0 million as of June 30, 2013 and December 31, 2012 (includes $0.0 million and $8.8 million from VIE as of June 30, 2013 and December 31, 2012)	40,771	132,957
Prepayments	6,334	12,733
Other receivables and current assets (includes $1.7 million and $1.3 million from VIE as of June 30, 2013 and December 31, 2012)	14,035	12,353
Total current assets	189,094	344,688
Non-current assets:
Property and equipment, net (includes $0.2 million from VIE as of June 30, 2013 and December 31, 2012)	7,859	13,073
Intangible assets, net (includes $2.6 million and $2.9 million from VIE as of June 30, 2013 and December 31, 2012)	24,289	93,982
Goodwill	—	70,498
Other assets (includes $1.5 million from VIE as of June 30, 2013 and December 31, 2012)	16,636	14,782
Total non-current assets	48,784	192,335
Total assets	$237,878	$537,023
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (includes $3.8 million and $0.7 million from VIE as of June 30, 2013 and December 31, 2012)	$53,802	$37,786
Accrued liabilities (includes $0.8 million and $0.5 million from VIE as of June 30, 2013 and December 31, 2012)	63,515	97,374
Deferred revenue and current portion of deferred government grant (includes $2.9 million and $0.7 million from VIE as of June 30, 2013 and December 31, 2012)	10,688	12,626
Current portion of acquisition related liabilities	6,041	33,352
Short-term debt financings	48,828	851
Income tax liabilities (includes $0.8 and $0.9 million from VIE as of June 30, 2013 and December 31, 2012)	11,946	9,953
Total current liabilities	194,820	191,942
Non-current liabilities:
Long-term debt	—	27,342
Deferred government grant - non-current	—	1,297
Acquisition related liabilities - non-current	—	2,221
Other non-current liabilities (includes $4.7 million and $4.8 million from VIE as of June 30, 2013 and December 31, 2012)	14,742	21,703
Total liabilities	209,562	244,505
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 90,796,162 and 65,622,141 shares issued and outstanding as of June 30, 2013 and December 31, 2012	7,408	5,462
Additional paid-in capital	440,979	399,127
Accumulated deficit	(382,602)	(95,953)
Accumulated other comprehensive loss	(20,359)	(16,242)
Total Velti shareholders' equity	45,426	292,394
Non-controlling interests	(17,110)	124
Total equity	28,316	292,518
Total liabilities and shareholders' equity	$237,878	$537,023

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net loss	$(146,845)	$(17,721)	$(303,882)	$(26,560)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,950	8,022	12,570	15,291
Change in fair value of contingent consideration	(1,846)	1,661	(1,846)	3,858
Non-cash interest expense	153	160	306	609
Share-based compensation	2,912	6,762	3,249	15,370
Deferred income taxes and other tax liabilities	1,067	(977)	(6,869)	(977)
Impairment of goodwill and intangible assets	—	—	133,129	—
Restructuring	3,835	—	3,835	—
Undistributed loss of equity method investments	—	796	—	1,167
Foreign currency transactions and other	(121)	2,449	2,513	1,074
Provision for doubtful accounts	111,064	611	113,321	941
Gain on previously held shares in CASEE	—	—	—	(6,028)
Change in operating assets and liabilities	18,538	23,200	3,887	4,349
Net cash provided by (used in) operating activities	(7,293)	24,963	(39,787)	9,094
Cash flow from investing activities:
Purchase of property and equipment	(698)	(2,061)	(1,224)	(7,789)
Investments in software development and purchased software	(2,981)	(13,866)	(10,113)	(23,142)
Investment in subsidiaries and equity method investments, net of cash acquired	—	(2,563)	—	(9,507)
Net cash used in investing activities	(3,679)	(18,490)	(11,337)	(40,438)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	22,630	55	22,697	760
Proceeds from borrowings and debt financing	1,032	—	21,008	2
Payment for acquisitions	(8,044)	—	(8,044)	—
Repayment of borrowings	(164)	(703)	(168)	(1,492)
Net cash generated from (used in) financing activities	15,454	(648)	35,493	(730)
Effect of changes in foreign exchange rates	(1,415)	(2,077)	(1,546)	1,008
Net increase (decrease) in cash and cash equivalents	3,067	3,748	(17,177)	(31,066)
Cash and cash equivalents at beginning of period	16,327	40,951	36,571	75,765
Cash and cash equivalents at end of period	$19,394	$44,699	$19,394	$44,699

For further information, please contact:

Jeffrey G. Ross Chief Financial Officer jross@velti.com
Leslie Green Investor Relations lgreen@velti.com